SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

September 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Andrew Mew, Accounting Branch Chief

Re:          Sino Green Land Corporation
Item 4.01 Form 8-K
Filed August 27, 2010
File No. 0-53208

Ladies and Gentlemen:

Sino Green Land Corporation (the “Company”), is filing a Form 8-K/A in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 31, 2010.

Form 8-K filed August 27, 2010

1.
Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

Response:  We have filed a Form 8-K/A which states that (i) as a result of discovery of the errors giving rise to the restatement, the Company has concluded that its internal controls over financial reporting and its disclosure controls for the periods covered by the restated financial statements were not effective, and (ii) that we will file amendments to our Form 10-K for the year ended December 31, 2009 and our Form 10-Q for the quarter ended March 31, 2010 which will include the restated financial statements and our conclusion that our internal controls over financial reporting and its disclosure controls and procedures were not effective.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
September 8, 2010

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong
cc: Asher S. Levitsky P.C.